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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    ------------

                                    FORM 8-A/A3

                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                               METRA BIOSYSTEMS, INC.
       ---------------------------------------------------------------------
               (Exact Name of Registrant as Specified in Its Charter)

               CALIFORNIA                                   33-0408436
----------------------------------------                -------------------
(State of Incorporation or Organization)                 (I.R.S. Employer
                                                        Identification no.)

265 NORTH WHISMAN ROAD, MOUNTAIN VIEW, CA                      94043
-----------------------------------------               -------------------
(Address of Principal Executive Offices)                    (Zip Code)


          If this form relates to the      If this form relates to the
          registration of a class of       registration of a class of
          securities pursuant to           securities pursuant to
          Section 12(b) of the             Section 12(g) of the
          Exchange Act and is              Exchange Act and is
          effective pursuant to            effective pursuant to
          General Instruction A.(c),       General Instruction A.(d),
          please check the following       please check the following
          box. / /                         box. / /

Securities Act registration statement file number to which this form relates:
        ----------------------
            (If Applicable)

Securities to be registered pursuant to Section 12(b) of the Act:


          Title of Each Class          Name of Each Exchange on Which Each
          to be so Registered               Class is to be Registered
          -------------------          -----------------------------------
                  None                                 None

Securities to be registered pursuant to Section 12(g) of the Act:

                         PREFERRED SHARE PURCHASE RIGHTS
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

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ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

     On August 21, 1996, the Board of Directors of Metra Biosystems, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, $0.001 par value (the "Common Shares"), of the Company. The dividend is payable on September 5, 1996 (the "Record Date") to shareholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, $0.001 par value, of the Company (the "Preferred Shares"), subject to adjustment, at a price of $50.00 per share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Preferred Shares Rights Agreement (as amended, the "Rights Agreement") dated as of August 21, 1996, and as amended January 17, 1997, November 3, 1998 and June 4, 1999, between the Company and American Stock Transfer & Trust Company (the "Rights Agent").

     The following is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement, including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights to be provided to shareholders of the Company, is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference. A copy of Amendment No. 1 to the Rights Agreement is attached as
Exhibit 2 to this Registration Statement and is incorporated herein by reference. A copy of Amendment No. 2 to the Rights Agreement is attached as
Exhibit 3 to this Registration Statement and is incorporated herein by reference. A copy of Amendment No. 3 to the Rights Agreement is attached as
Exhibit 4 to this Registration Statement and is incorporated herein by reference.

RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES

     The Rights will not be exercisable until the Distribution Date (defined below). Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

DISTRIBUTION DATE

     The Rights will separate from the Common Shares, certificates for the Rights ("Rights Certificates") will be issued and the Rights will become exercisable upon the earlier of: (i) the close of business on the tenth day (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person, as defined below (the "Directors")) following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% (or in the case of Citigroup Inc. and its affiliates only, 28%) or more of the outstanding Common Shares (an "Acquiring Person"), subject to certain exceptions set forth in the Rights Agreement, or (ii) the close of business on the tenth day (or such later date as may be determined by a majority of the Directors) following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 30% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date". A Distribution Date shall not be deemed to occur by reason of (i) the execution of the Merger Agreement or the Stock Option Agreement, (ii) the commencement or consummation of the Offer, (iii) the acquisition of Common Shares by MBS Acquisition Corporation, a Delaware corporation, Quidel Corporation, a Delaware corporation, or any of their respective Affiliates or Associates pursuant to the Offer or the exercise of the Option, (iv) the consummation of the Merger, or the other transactions contemplated in the Merger Agreement or the Stock Option Agreement and (v) the announcement of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or the Stock Option Agreement, as such terms are defined in the Amendment.

ISSUANCE OF RIGHTS CERTIFICATES, EXPIRATION OF RIGHTS

      As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. Unless otherwise determined by the


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Board of Directors, all Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the exercise, conversion or exchange of securities issued after adoption of the Rights Agreement or (ii) pursuant to the exercise of stock options or under any employee benefit plan or arrangement. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. In addition, no Common Shares issued after the Distribution Date will be issued with Rights if such issuance would result in (or create a significant risk) (i) of material adverse tax consequences to the Company or the person to whom such Rights Certificate would be issued or (ii) that such options or plans would not qualify for otherwise available special tax treatment. The Rights will expire on August 21, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company or expire upon consummation of certain mergers, consolidations or sales of assets, as described below.

INITIAL EXERCISE OF THE RIGHTS

     Following the Distribution Date, and until the occurrence of one of the subsequent events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $50.00 (the "Purchase Price") per Right, one one-thousandth of a Preferred Share.

EXCHANGE PROVISION

     At any time after an Acquiring Person has become such and prior to the Acquiring Person beneficially owning 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

RIGHT TO BUY COMMON SHARES AT HALF PRICE

     Unless the Rights are earlier redeemed or exchanged, in the event that an Acquiring Person becomes such, other than pursuant to a Permitted Offer (as defined below), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise of a Right, a number of Common Shares having a then current value equal to two times the Purchase Price. In the event that the Company does not have a sufficient number of Common Shares available, or the Board decides that such action is necessary or appropriate and not contrary to the interests of Rights holders, the Company may, among other things, instead substitute cash, assets or other securities for the Common Shares into which the Rights would have otherwise been exercisable.

     A "Permitted Offer" means a tender offer for all outstanding Common Shares, or for 49.99% of the Common Shares, in either case, followed by a merger, such tender offer to be made in a manner prescribed by Section 14(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder; PROVIDED, HOWEVER, that the tender offer occurs at a time when Directors are in office and a majority of the Directors then in office has determined that the offer is both adequate and otherwise in the best interests of the Company and its shareholders (taking into account all factors that such Directors deem relevant, including without limitation, prices that could reasonably be achieved if the Company or its assets were sold on an orderly basis designed to realize maximum value".

RIGHT TO BUY ACQUIRING COMPANY STOCK AT HALF PRICE

     Similarly, unless the Rights are earlier redeemed or exchanged, in the event that, after the Shares Acquisition Date (as defined below), (i) the Company consolidates with or merges into another entity, (ii) another entity consolidates with or merges into the Company or (iii) the Company sells or otherwise transfers 50% or more of its consolidated assets or earning power, proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a then current value equal to two times the Purchase Price (unless the transaction satisfies certain


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conditions and is consummated with a person who acquired shares pursuant to a
Permitted Offer, in which case the Rights will expire).

     Pursuant to the Amendment, a Shares Acquisition Date (as defined below), shall not occur by virtue of (i) the execution of the Merger Agreement or the Stock Option Agreement, (ii) the consummation of the Offer, (iii) the acquisition by MBS Acquisition Corporation, Quidel or any of their respective affiliates pursuant to the Offer or the exercise of the Option, (iv) the consummation of the Merger, or the transactions contemplated in the Merger Agreement or the Stock Option Agreement and (v) the announcement of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, or the Stock Option Agreement (as such terms are defined in the Amendment).

ADJUSTMENTS TO PREVENT DILUTION

     The Purchase Price payable, the number of Rights and the number of Preferred Shares, Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

RIGHTS AND PREFERENCES OF THE PREFERRED SHARES

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation payment equal to accrued but unpaid dividends plus the greater of $1,000 per share and 1,000 times the aggregate per share amount to be distributed to the holders of Common Shares. Each Preferred Share will have 1,000 votes, voting together with the holders of Common Shares, except as required by law or the Certificate of Determination of Rights, Preferences and Privileges of Series A Participating Preferred Stock. In the event of any merger, consolidation or other transaction in which Common Shares are changed or exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

REDEMPTION

     At any time prior to the close of business on the earlier of (i) the tenth day following the date (the "Shares Acquisition Date") of public announcement that an Acquiring Person has become such or such later date as may be determined by a majority of the Directors and publicly announced by the Company or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right ("Redemption Price").

NO SHAREHOLDERS' RIGHTS PRIOR TO EXERCISE

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

AMENDMENT OF RIGHTS AGREEMENT

     The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended by the Board in order to (i) cure any ambiguity, defect or inconsistency, (ii) to make changes which are deemed necessary or advisable and do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; PROVIDED, HOWEVER, that no amendment to lengthen (A) the


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time period governing redemption shall be made at such time as the Rights are not redeemable, or (B) any other period unless for the purpose of protecting, enhancing or clarifying the rights of, and/or benefits to, the holders of Rights.

CERTAIN ANTI-TAKEOVER EFFECTS

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive a corporation's Board of Directors and its shareholders of any real opportunity to determine the destiny of the corporation. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% (or in the Citigroup Inc. and its affiliates only, 28%) or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights are not exercisable in the event of a Permitted Offer, as described above. The Rights may be redeemed by the Company at $0.01 Right within ten days (or such later date as may be determined by a majority of the Directors) after the accumulation of 20% (or in the case of Citigroup Inc. and its affiliates only, 28%) or more of the Company's outstanding Common Shares by a single acquiror or group, subject to certain exceptions for transactions approved by the Board of Directors. Accordingly, the Rights should not preclude any merger or business combination approved by the Board of Directors. Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no immediate dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.


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

ITEM 2.    EXHIBITS.

       [*]      1.       Preferred Shares Rights Agreement, dated as of August
                         21, 1996, between Metra Biosystems, Inc. and The First
                         National Bank of Boston, including the Certificate of Determination of Rights, Preferences and Privileges of
                         Series A Participating Preferred Stock, the form of
                         Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

      [**]      2.       Amendment No. 1 to Preferred Shares Rights Agreement,
                         dated as of January 17, 1997, between Metra
                         Biosystems, Inc. and The First National Bank of
                         Boston.

      [***]     3.       Amendment No. 2 to Preferred Shares Rights Agreement,
                         dated as of November 3, 1998, between Metra
                         Biosystems, Inc. and American Stock Transfer & Trust
                         Company.

                4. Amendment No. 3 to Preferred Shares Rights Agreement, dated as of June 4, 1999, between Metra Biosystems, Inc. and American Stock Transfer & Trust Company.

* Previously filed with Registrant's registration statement on Form 8-A, dated August 22, 1996.

** Previously filed with Registrant's registration statement on Form 8-A/A, dated January 17, 1997.

*** Previously filed with Registrant's registration statement on Form 8-A/A2, dated November 11, 1998.


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

                                     SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              METRA BIOSYSTEMS, INC.



Date:  June 7, 1999      By
                              /s/ George W. Dunbar, Jr.
                              -------------------------------------------
                              George W. Dunbar, Jr.
                              President, Chief Executive Officer & Chief
                              Financial Officer


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

                                METRA BIOSYSTEMS, INC.
                       REGISTRATION STATEMENT ON FORM 8-A/A3

                                   EXHIBIT INDEX

                                                            PAGE NUMBER UNDER
        EXHIBIT                                           SEQUENTIAL NUMBERING
         NUMBER                     EXHIBIT                      SYSTEM
         ------                     -------               --------------------
 [*]          1.       Preferred Shares Rights
                       Agreement, dated as of August
                       21, 1996, between Metra
                       Biosystems, Inc. and The First
                       National Bank of Boston,
                       including the Certificate of
                       Determination of Rights,
                       Preferences and Privileges of
                       Series A Participating Preferred
                       Stock, the form of Rights
                       Certificate and the Summary of
                       Rights attached thereto as
                       Exhibits A, B and C,
                       respectively.

 [**]         2.       Amendment No. 1 to Preferred
                       Shares Rights Agreement, dated
                       as of January 17, 1997, between
                       Metra Biosystems, Inc. and The
                       First National Bank of Boston.

 [***]        3.       Amendment No. 2 to Preferred
                       Shares Rights Agreement, dated
                       as of November 3, 1998, between
                       Metra Biosystems, Inc. and
                       American Stock Transfer & Trust
                       Company.

              4.       Amendment No. 3 to Preferred
                       Shares Rights Agreement, dated
                       as of June 4,  1999, between
                       Metra Biosystems, Inc. and
                       American Stock Transfer & Trust
                       Company.

-------------------

* Previously filed with Registrant's registration statement on Form 8-A, dated August 22, 1996.

** Previously filed with Registrant's registration statement on Form 8-A/A, dated January 17, 1997.

*** Previously filed with Registrant's registration statement on Form 8-A/A, dated November 11, 1998.


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